APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

FLOURISH & FOUNDRY
Income Statement - unaudited For
the periods ended 31-Dec-2022

	Current Period 31-Dec-22	Prior Period 31-Dec-21
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-

Payroll Processing		-
Professional Services - Legal, Accounting		-
Occupancy		-
Rental Payments		-
Salaries		-
Payroll Taxes and Benefits		-
Travel		-
Utilities		-
Website Development		-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		-
Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	$ -	$ -

FLOURISH & FOUNDRY
Balance Sheet - unaudited For the period ended 31-Dec-2022

	Current Period 31-Dec-22	Prior Period 31-Dec-21
ASSETS		
Current Assets:		
Cash	$	$
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-

Other Assets			-
Total Other Assets		$	-
TOTAL ASSETS		$	**-**
LIABILITIES			
Current Liabilities:			
Accounts Payable	$	-	
Business Credit Cards		-	
Sales Tax Payable		-	
Payroll Liabilities		-	
Other Liabilities		-	
Current Portion of Long-Term Debt		-	
Total Current Liabilities			$ -
Long-Term Liabilities:			
Notes Payable		-	
Mortgage Payable		-	
Less: Current portion of Long-term debt		-	
Total Long-Term Liabilities			-
EQUITY			
Capital Stock/Partner's Equity		-	
Opening Retained Earnings		-	
Dividends Paid/Owner's Draw		-	
Net Income (Loss)		-	
Total Equity			-
TOTAL LIABILITIES & EQUITY		$	**-**
Balance Sheet Check			-

FLOURISH AND FOUNDRY
Statement of Cash Flow - unaudited
For the period ended 31-Dec-2022

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-

CASH - ENDING

	-	

	-	

I, Sarah Marchione, certify that:

1. The financial statements of Flourish & Foundry Co. included in this Form are true and complete in all material respects; and
2. The tax return information of Flourish & Foundry Co. included in this Form reflects accurately the information reported on the tax return for Flourish & Foundry Co. for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Sarah Marchione*

Name: Sarah Marchione

Title: Co-Owner